Constellation Alpha Capital Corp.

Emerald View, Suite 400

2054 Vista Parkway

West Palm Beach, FL 33411

July 25, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Washington, D.C. 20549

Attention:    Craig Arakawa

Linda Cvrkel

Pam Howell

Michael Killoy

Re:	Constellation Alpha Capital Corp.

Form 10-K for the Fiscal Year ended March 31, 2019

Filed June 14, 2019

File No. 001-38118

Ladies and Gentlemen:

This letter is submitted by Constellation Alpha Capital Corp. (the “Company”) in response to the comments of the staff of the Office of Beverages, Apparel and Mining (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Fiscal Year ended March 31, 2019 filed with the Commission on June 14, 2019 (the “Form 10-K”), as set forth in the Staff’s letter to Mr. Rajiv Shukla of the Company dated July 12, 2019 (the “Comment Letter”). Set forth below is the Company’s response to the comment in the Comment Letter.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with the Company’s response below to the Staff’s comment. Unless otherwise indicated, page references in the description of the Staff’s comment refers to the Form 10-K. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Form 10-K.

Annual Report on Form 10-K for the fiscal year ended March 31, 2019

Constellation Alpha Capital Corp.

Notes to Financial Statements

Reconciliation of net loss per ordinary share, page F-10

1.

In the reconciliation of net loss per ordinary share, you reflect an adjustment for income attributable to ordinary shares subject to redemption. Please explain in further detail how you calculated or determined the amount of this adjustment for each period presented.

Response:

The Company calculates income attributable to shares subject to redemption as income from trust assets (interest and unrealized gains or losses less applicable current income tax expense) multiplied by a fraction, the numerator of which is the number of shares subject to redemption

United States Securities and Exchange Commission

Division of Corporation Finance

July 25, 2019

and the denominator of which is the total number of public shares. This calculation is provided below in tabular format and was included in the Company’s Financial Statements included in Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-232181), which the Company filed with the Commission on July 18, 2019. The Company does not believe that the calculation is material to an understanding of the Company’s financial statements included in the Form 10-K and accordingly, the Company does not believe an amendment to the Form 10-K is required.

	For the years ended March 31,
	2019	2018
Income attributable to ordinary shares subject to redemption:
Interest income and unrealized gains (losses)	$2,922,486	$1,162,650
Less:
(i) Company’s portion available to pay taxes	—	—
(ii) Company’s portion available to be withdrawn for working capital purposes	—	—

Subtotal	2,922,486	1,162,650
Ordinary shares subject to redemption	81,701	13,438,929
Total IPO shares	1,187,532	14,375,000
% Attributable to ordinary shares subject to redemption	6.88%	93.49%

Income Attributable to Ordinary Shares Subject to Redemption	$201,067	$1,086,961

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Please do not hesitate to call me at (646) 321-3444 or our outside counsel, Joseph Herz, Esq. of Greenberg Traurig, LLP at (212) 801-6926 should you have any questions regarding the above response.

Sincerely yours,

/s/ Rajiv Shukla
Rajiv Shukla
Chief Executive Officer

cc:	Joseph Herz, Esq.
Mr. Craig Pollak